Exhibit 99.1

Exhibit 99.1 THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser. If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee. Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular. (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) (1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION (2) PROPOSED CHANGE OF AUDITORS (3) GENERAL MANDATE TO ISSUE SHARES (4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS AND (5) NOTICE OF AGM A notice convening the AGM to be held at 2:00 p.m. on Friday, 27 May 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com). If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish. 12 April 2016

CONTENTS DEFINITIONS. 1 LETTER FROM THE BOARD. 3 NOTICE OF AGM. 13

DEFINITIONS In this circular, unless the context otherwise requires, the following expressions have the following meanings: “A Share(s)” A Share(s) of RMB1.00 each in the capital of the Company “AGM” an annual general meeting of the Company to be convened at 2:00 p.m. on Friday, 27 May 2016 “Articles of Association” the articles of association of the Company, as amended from time to time “Board” the board of the Directors “China” or “PRC” the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan “Company” China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively “CSAHC” China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company “CSRC” the China Securities Regulatory Commission “Debt Financing Instruments” the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short-term financing bills, short-term financing bills, mid-term notes “Directors” the directors of the Company “Group” the Company and its subsidiaries (as defined in the Listing Rules) “H Share(s)” H Share(s) of RMB1.00 each in the capital of the Company “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Latest Practicable Date” 7 April 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein - 1 -

DEFINITIONS “Listing Rules” The Rules Governing the Listing of Securities on The Stock Exchange “Proposed Amendment” the proposed amendments to the Articles of Association “Proposed Issuance” the proposed issuance of the Debt Financing Instruments by the Company “RMB” Renminbi, the lawful currency of the PRC “SASAC” the State-owned Assets Supervision and Administration Commission of the State Council of the PRC “Shareholders” the holders of the Shares “Shares” the shares of RMB1.00 each in the capital of the Company “Stock Exchange” The Stock Exchange of Hong Kong Limited - 2 -

LETTER FROM THE BOARD (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) Directors: Registered address: 278 Ji Chang Road Non-Executive Directors: Guangzhou Yuan Xin An PRC 510405 Yang Li Hua Executive Directors Tan Wan Geng (Vice Chairman of the Board) Zhang Zi Fang Li Shao Bin Independent Non-Executive Directors: Ning Xiang Dong Liu Chang Le Tan Jin Song Guo Wei Jiao Shu Ge Supervisors: Pan Fu (Chairman of the Supervisory Committee) Li Jia Shi Zhang Wei Yang Yi Hua Wu De Ming 12 April 2016 To the Shareholders Dear Sir or Madam, (1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION (2) PROPOSED CHANGE OF AUDITORS (3) GENERAL MANDATE TO ISSUE SHARES (4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS AND (5) NOTICE OF AGM 1. INTRODUCTION Reference is made to the Company’s announcements dated 28 August 2015 and 30 March 2016 in relation to the Proposed Amendment and proposed change of auditors. - 3 -

LETTER FROM THE BOARD The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Proposed Amendment, proposed change of auditors, proposed grant of general mandate to the Directors to issue Shares and the Proposed Issuance; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM. 2. PROPOSED AMENDMENT As disclosed in the announcement of the Company dated 28 August 2015, according to the relevant requirements regarding the online voting and separately counting votes of minority shareholders as set out in the Guidance on the Articles of Association of Listed Companies (Revised in 2014) (Zheng Jian Hui Gong Gao [2014] No. 47) issued by China Securities Regulatory Commission, and in order to satisfy the operation and management needs, the Board proposed to make amendments to the Articles of Association. The Proposed Amendment shall be subject to the Shareholders’ approval by way of a special resolution at the AGM and will become effective upon registration with the relevant government authorities in the PRC. The details of the Proposed Amendment are as follows: (1) Article 5 Original: “Address of the Company: House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province Zip code: 510730” To be amended as: “Address of the Company: Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Luogang District, Guangzhou Zip code: 510530” (2) Article 18 Original: “The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company includes: (I) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (II) 6 undertaking general aviation services; (III) provision of aircraft repair and maintenance services; (IV) acting as agent for other domestic and international airlines; (V) - 4 -

LETTER FROM THE BOARD provision of air catering services; (VI) provision of hotel business; (VII) acting as sale agent for aircraft leasing and aviation accident insurance; and (VIII) engaging in other airline or airline-related business, including advertising for such services; (IX) insurance agency business (subject to approval of State Administration of Industry and Commerce). ” To be amended as: “The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, including advertising for such services; (7) insurance agency business (personal accident insurance); (8) provision of airline ground services; (9) aviation training; (10) asset leasing services; (11) project management and technical consultancy services; (12) sales of aviation equipment; (13) travel agency business; (14) reservation agency business; (15) merchandise retail and wholesale; (16) mobile operation agency business; (17) e-commerce business, all subject to approval by company registration authorities.” (3) Article 80 Original: “The place for convening the shareholders’ general meeting shall be clearly set out in the notice of meeting. The shareholders’ general meeting shall set meeting venue and be convened by ways of on-site meetings. The Company will provide online transmission for the convenience of shareholders where technologically viable. Shareholders who attend shareholders’ general meetings in the aforesaid manners shall be deemed as present.” To be amended as: “The place for convening shareholders’ general meetings shall be clearly set out in the notice of meeting. Shareholders’ general meetings shall be held by way of live meetings in a venue. For the convenience of shareholders, the Company shall provide secure, cost-efficient and accessible online and other channels for participation in shareholders’ general meetings in accordance with applicable laws, administrative regulations and rules of the China Securities Regulatory Commission or the Articles of Association. Shareholders who attend shareholders’ general meetings in the aforesaid manners shall be deemed as present.” - 5 -

LETTER FROM THE BOARD (4) Article 122 Original: “Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following options: For, Against, or Abstain. Voters whose ballots are incomplete, incorrectly completed or illegible shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”. When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant Exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.” To be amended as: “Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including the proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed. Shareholders (including the proxies) who attend the meeting shall expressly state their opinions for every matter to be determined by voting in one of the following manners: For, Against, or Abstain, except for securities depository and clearing institutions which serve as nominal holders of stocks under the Shanghai-Hong Kong Stock Connect and declare the vote of each - 6 -

LETTER FROM THE BOARD actual holder concerned. Voters whose ballots are incomplete, incorrectly completed or illegible shall be deemed as giving up their voting rights, thus the voting result in respect of their shares shall be counted as “Abstain”. When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation shall not be counted in the total number of voting shares.” (5) Article 123 Original: “When voting at the shareholders’ general meeting, shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote. Shares held by the Company have no voting rights and these shares shall not count in the total number of voting shares represented at the meeting. The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights.” To be amended as: “When voting at the shareholders’ general meeting, shareholders (including the proxies) may exercise their voting rights in accordance with the number of their voting shares and each share shall have one vote. When material issues affecting the interests of minority shareholders are considered at the shareholders’ general meeting, the votes of minority shareholders shall be counted separately. The results of separate vote counting shall be disclosed publicly in a timely manner. Shares held by the Company have no voting rights and these shares shall not count in the total number of voting shares represented at the meeting. The Board of Directors, independent directors, and shareholders who meet the relevant requirements may solicit voting rights from other shareholders. Information including the specific voting intention shall be fully disclosed to the shareholders from whom voting rights are being solicited. Consideration or de facto consideration for soliciting shareholders’ voting rights is prohibited. The Company shall not impose any minimum shareholding limitation for soliciting voting rights.” - 7 -

LETTER FROM THE BOARD 3. PROPOSED CHANGE OF AUDITORS As disclosed in the announcement of the Company dated 30 March 2016, the Board had approved the proposed appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016. CSAHC is a state-owned enterprise regulated by SASAC. Pursuant to the relevant requirements issued by SASAC and the Ministry of Finance of the People’s Republic of China, if the service term of the external auditor appointed by the state-owned enterprises to continuously undertake financial auditing work exceeds the prescribed time limit, such enterprises should consider or per request to change such auditor. In this connection, according to the above-mentioned requirements and the procurement management requirements of the Company, the Company determined KPMG Huazhen (Special General Partnership) and KPMG as the candidates of service provider through the bidding process. PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers confirmed that there were no matters in respect of the circumstances leading to their cessation as the Company’s independent auditors that should be brought to the attention of the Shareholders and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding the proposed change of auditors that should be brought to the attention of the Shareholders. The Board further confirmed that there were no disagreements or unresolved matters between the Company and PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers regarding the proposed change of auditors. The proposed appointment of KPMG Huazhen (Special General Partnership) and KPMG is subject to the approval by the Shareholders at the AGM. 4. GENERAL MANDATE TO ISSUE SHARES In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate nominal amount of each of the existing A Shares and H Shares issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “General Mandate”). The General Mandate will lapse until the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the 12 months period following the passing of this resolution; and (c) the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders in general meetings. - 8 -

LETTER FROM THE BOARD The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate were approved at the AGM. As at the Latest Practicable Date, the Company had in issue 9,817,567,000 Shares including 7,022,650,000 A Shares and 2,794,917,000 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 1,404,530,000 A Shares and 558,983,400 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM. The special resolution will also be proposed to give a conditional general mandate to the Directors to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company. 5. GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS General In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM. Particulars of Proposed Issuance Particulars regarding the Proposed Issuance are as follows: (i) Issuer: the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance (ii) Issue size: the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market situations - 9 -

LETTER FROM THE BOARD (iii) Term and type: not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations (iv) Use of proceeds: the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs (v) Term of validity of from the date of the passing of the resolution at the AGM to the the resolution: date of the annual general meeting of the Company for the year 2016 If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration. Authorisation to the Board It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions: (i) to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance); (ii) to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the Proposed Issuance on behalf of the Company, execute all necessary documents for the Proposed Issuance and handle any other matters relating to the issuance, repayment arrangement and trading of the Proposed Issuance); (iii) to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company; - 10 -

LETTER FROM THE BOARD (iv) to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the relevant regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association; (v) to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance; and (vi) to approve, execute and despatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the Shares are listed. 6. AGM A notice convening the AGM to be held at 2:00 p.m. on Friday, 27 May 2016 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com). In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Wednesday, 27 April 2016 to Friday, 27 May 2016, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Tuesday, 26 April 2016, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Saturday, 7 May 2016 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish. 7. RECOMMENDATION OF THE BOARD The Directors consider that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM. - 11 -

LETTER FROM THE BOARD 8. RESPONSIBILITY STATEMENT This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading. By Order of the Board Tan Wan Geng Vice Chairman - 12 -

NOTICE OF ANNUAL GENERAL MEETING (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) NOTICE OF ANNUAL GENERAL MEETING NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 27 May 2016 at 2:00 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 April 2016 (the “Circular”): AS ORDINARY RESOLUTIONS To consider and, if thought fit, approve the following resolutions as ordinary resolutions: 1. to consider and approve the Report of the Directors of the Company for the year 2015; 2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2015; 3. to consider and approve the audited consolidated financial statements of the Company for the year 2015; 4. to consider and approve the profit distribution proposal for the year 2015: Under the PRC accounting standards, as at 31 December 2015, the Company realised the net profit of RMB2,463 million (excluding the undistributed revenue of the subsidiaries). According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB246 million, the remaining distributable profits of the Company amounted to RMB2,217 million. Under the IFRSs, the Company realised the net profit of RMB2,019 million (excluding the undistributed revenue of the investment entities), and after withdrawing the statutory surplus reserve amounting to RMB246 million, the distributable profits of the Company amounted to RMB1,773 million. The Board hereby proposed to declare a cash dividend of RMB785 million, or RMB0.8 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. - 13 -

NOTICE OF ANNUAL GENERAL MEETING 5. to consider and approve the appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and the authorize the Board to determine their remuneration. AS SPECIAL RESOLUTIONS To consider and, if thought fit, approve the following resolutions as special resolutions: 6. to consider and approve the amendments to the Articles of Association of the Company. 7. to consider and approve the authorisation to the board of directors of the Company to issue Shares under the general mandate: “THAT (A) the authorisation of the board of directors of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved. (1) subject to paragraph (3) of this resolution, the exercise by the board of directors of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved; (2) this approval shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period; (3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the board of directors of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and - 14 -

NOTICE OF ANNUAL GENERAL MEETING (4) for the purpose of this resolution: “Relevant Period” means the period from the passing of this resolution until the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the 12 months period following the passing of this resolution; and (c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings. (B) the board of directors of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.” 8. to consider and approve the authorisation to be board of directors of the Company to issue debt financing instruments under the general mandate. By Order of the Board of CHINA SOUTHERN AIRLINES COMPANY LIMITED Xie Bing Company Secretary Guangzhou, the People’s Republic of China 12 April 2016 As at the date of this notice, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors. - 15 -

NOTICE OF ANNUAL GENERAL MEETING Notes: 1. Persons who are entitled to attend the AGM a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, at the close of trading in the afternoon of Tuesday, 26 April 2016 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately. b. The directors, supervisors and senior management of the Company. c. Representatives of the professional advisers hired by the Company and special guests invited by the Board. 2. Registration procedures for attending the AGM a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Saturday, 7 May 2016, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A. b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting. c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Tuesday, 26 April 2016. d. 27 April 2016 to 27 May 2016 (both days inclusive), during which period no transfer of H Shares will be registered. 3. Proxies a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised. c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time. - 16 -

NOTICE OF ANNUAL GENERAL MEETING 4. Miscellaneous a. The AGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses. b. The address of the headquarter of the Company is: 1st Floor, No. 278 Ji Chang Road Guangzhou 510405, Guangdong Province People’s Republic of China Telephone No.: (+86) 20-8612 4462 Facsimile No.: (+86) 20-8665 9040 Website: www.csair.com Contact person: Mao Lixing c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll. - 17 -